EXHIBIT 12

CATERPILLAR INC.
AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of dollars)

YEARS ENDED DECEMBER 31,

	2015	2014	2013	2012	2011
Earnings (1)	$3,439	$3,152	$9,371	$7,827	$3,734
Plus: Interest expense	1,094	1,108	1,192	1,264	1,222
One-third of rental expense (2)	124	127	145	158	143
Adjusted Earnings	4,657	4,387	10,708	9,249	5,099

Fixed charges:
Interest expense (3)	1,094	1,108	1,192	1,264	1,222
Capitalized interest	14	13	25	26	18
One-third of rental expense (2)	124	127	145	158	143
Total fixed charges	$1,232	$1,248	$1,362	$1,448	$1,383

Ratio of earnings to fixed charges	3.8	3.5	7.9	6.4	3.7
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(1)	Consolidated profit before taxes

(2)	Considered to be representative of interest factor in rental expense

(3)	Does not include interest on income taxes and other non-third-party indebtedness